September 12, 2014

VIA EDGAR

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:                          Hospitality Properties Trust (the “Company”)

Form 10-K for the year ended December 31, 2013 (the “Filing”)

Filed February 28, 2014

File No. 001-11527

Dear Mr. Woody:

We are in receipt of your letter dated August 25, 2014, commenting on our August 15, 2014 response letter regarding the above referenced filing.  For your convenience, your comment appears in bold text and is followed by our response.

Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Related Person transactions, page 77

1.              We note your response to our prior comment one.  We continue to be unclear how you determined your 2008 rent deferral agreement with TA is on commercially reasonable terms.  Also, it does not appear that your response addresses your amendment to the rent deferral agreement in 2011.  Please tell us how you are able to substantiate that the rent deferral agreement and amendment are on commercially reasonable terms.  Please refer to paragraph 5 of ASC 850-10-50.

Company Response:

As noted in our August 15, 2014 letter, both the 2008 rent deferral agreement with TA and the 2011 agreement that amended the TA No. 1 lease, the TA No. 2 lease and the rent deferral agreement were the result of extensive negotiations between, and approved by, committees comprised of our Independent Trustees and the Independent Directors of TA.  Each of those committees was advised by separate legal counsel.

In negotiating these agreements, our Independent Trustees considered various factors, including the changed economic conditions since the time the underlying leases had been entered into between us and TA, as well as the long term importance to us of the landlord and tenant relationship between us and TA and TA’s working capital requirements.  With regard to the 2008 rent deferral agreement, our Independent Trustees considered that, at the time of TA’s spin off from us and at the time we entered into the TA No. 2 lease, we and TA believed that TA was adequately capitalized to meet all of its obligations, including those owed to us.  However, there were subsequently material changes in the market conditions under which TA operated.  Specifically, the increase during the first half of 2008 in the price of diesel fuel that TA buys and sells at its travel centers and the slowing of the U.S. economy during 2008 adversely affected TA’s business and increased its working capital requirements.  Although TA undertook a restructuring of its business to adjust to these changed market conditions, TA’s balance sheet flexibility and liquidity remained a concern to us because of the impact the then weakening economy and fuel price volatility might have on TA’s working capital requirements.  With regard to the 2011 amendment, our Independent Trustees considered similar factors, including that the economic conditions in TA’s industry remained well below the level of economic activity existing at the time the underlying leases were entered into and considered the ability of TA to pay the contractual rent and deferral amounts.  Under these circumstances, our Independent Trustees negotiated what in effect were workout arrangements on terms they believed to be in our best interests.  Further, plaintiff’s counsel in a purported derivative action also participated in negotiating the terms of the 2011 amendment as part of the settlement of that action and the settlement was subsequently approved by the Delaware Court of Chancery.  That action was brought against us and TA’s Independent Directors, among others, and asserted, among other things, that TA’s Directors breached their fiduciary duties in connection with TA and us entering into the TA No. 2 lease.  In light of the process that was followed, the independence of the participants who negotiated the terms of the agreements, the fact that the terms of the 2011 amendment were negotiated as part of a litigation settlement and approved by the Delaware Court of Chancery and the market and other conditions and factors noted, we believe that these agreements were on commercially reasonable terms.

In connection with our response above, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above.  If you have any questions, please contact me at 617-796-8327.

Sincerely,

Hospitality Properties Trust

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer and Chief Financial Officer